

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

<u>Via U.S. Mail and Facsimile 781.557.1350</u>

Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

> **Re:** **Franklin Street Properties Corp.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **Form 10-Q for period ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 1-32470**

Dear Mr. Demeritt:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief